Exhibit 8.1

List of Subsidiaries

Particulars	Country of incorporation	2014 (%)	2013 (%)	2012 (%)
Sify Software Limited	India	-	100	100
Hermit Projects Private Limited	India	-	100	100
Pace Info Com Park Private Limited	India	100	100	100
Sify Technologies (Singapore) Pte. Ltd.	Singapore	100	100	100
Sify Technologies North America Corporation*	United States	100	-	-

*The subsidiary was incorporated on May 7, 2014.